Exhibit 99.1

News Release

Orla Mining Provides Q2 2024 Operational Results

Camino Rojo Delivers Another Strong Quarter of Gold Production

VANCOUVER, BC, July 10, 2024 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to provide an interim operational update for the second quarter ended June 30, 2024.

(All amounts expressed in millions of US dollars, as at June 30, 2024 and are unaudited unless otherwise stated)

Second Quarter 2024 Camino Rojo Oxide Mine Operational Update

The Camino Rojo Oxide Mine produced 33,206 ounces and sold 34,875 ounces of gold during the second quarter 2024.

Camino Rojo Mining and Processing Totals		Q2 2024	YTD Q2 2024
Ore Mined	tonnes	1,904,649	3,848,513
Waste Mined	tonnes	2,051,940	2,924,511
Total Mined	tonnes	3,956,589	6,773,024
Strip Ratio	w:o	1.08	0.76
Ore Stacked	tonnes	1,934,678	3,717,983
Daily Stacked Throughput Rate – Average	tpd	19,717	19,657
Stacked Ore Gold Grade	g/t	0.87	0.84
Gold Produced	oz	33,206	66,429
Gold Sold	oz	34,875	66,921

At June 30, 2024, Orla had cash of $154.3 million and total debt of $78.4 million, resulting in a net cash position of $75.9 million1. The Company has an undrawn amount of $71.6 million available on its revolving credit facility, which supports total liquidity of $225.9 million at quarter end1. The liquidity position at June 30, 2024, is shown below. Financial and operating results for the second quarter 2024 will be provided on August 12, 2024.

Liquidity Position

Cash position	$154.3
Long-term debt[2]	$78.4
Net cash1,[2]	$75.9
Undrawn debt available[2]	$71.6
Total available liquidity[1]	$225.9
__________________________________
[1] Net cash and liquidity are non-GAAP measures. See the "Non-GAAP Measures" section of this news release for additional information.
[2] Long-term debt, net cash and undrawn debt may not tie due to rounding

Second Quarter 2024 Conference Call

Orla will host a conference call on Tuesday August 13, 2024, at 10:00 AM, Eastern Time, to provide a corporate update following the release of its financial and operating results for the second quarter 2024:

Dial-In Numbers / Webcast:

Conference ID:	5844017

Toll Free:	1 (888) 550-5302

Toll:	1 (646) 960-0685

Webcast:	https://orlamining.com/investors/presentations-and-events/

Qualified Persons Statement

The scientific and technical information in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, who is the Qualified Person as defined under NI 43-101 standards.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has two material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico and (2) South Railroad, located in Nevada, United States. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. The property is 100% owned by Orla and covers over 139,000 hectares which contains a large oxide and sulphide mineral resource. Orla is also developing the South Railroad Project, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

Non-GAAP Measures

The Company has included certain performance measures in this news release which are not specified, defined, or determined under generally accepted accounting principles (in the Company's case, International Financial Reporting Standards ("IFRS")). These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, the Company uses such measures to provide additional information and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles ("GAAP"). In this section, all currency figures in tables are in millions, except per-share and per-ounce amounts.

Net Cash

Net cash is calculated as cash and cash equivalents and short-term investments less total debt at the end of the reporting period. This measure is used by management to measure the Company's debt leverage. The Company believes that net cash is useful in evaluating the Company's leverage and is also a key metric in determining the cost of debt.

NET CASH	Jun 30, 2024	Dec 31, 2023
Cash and cash equivalents	$ 154.3	$ 96.6
Long term debt	(78.4)	(88.4)
NET CASH	$ 75.9	$ 8.2

Liquidity

Liquidity is calculated as the sum of cash and cash equivalents, short-term Investments, and undrawn amounts available under the Company's revolving credit facility. Liquidity does not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies. The Company believes that liquidity is useful to evaluate the Company's ability to meet its short -term obligations as they come due.

LIQUIDITY	Jun 30, 2024	Dec 31, 2023
Cash and cash equivalents	$ 154.3	$ 96.6
Total credit facility available	150.0	150.0
Credit facility principal drawn down	(78.4)	(88.4)
LIQUIDITY	$ 225.9	$ 158.2

Preliminary Financial Results

The financial results contained in this news release for the three- and six-month periods ended June 30, 2024 are preliminary. Such results represent the most current information available to the Company's management, as the Company completes its financial procedures. The Company's interim consolidated financial statements for such period may result in material changes to the financial information contained in this news release (including by any one financial metric, or all of the financial metrics, being below or above the figures indicated) as a result of the completion of normal period end accounting procedures and adjustments.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time.. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, the risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 19, 2024, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

SOURCE Orla Mining Ltd.

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%CIK: 0001680056

For further information: For further information, please contact: Jason Simpson, President & Chief Executive Officer; Andrew Bradbury, Vice President, Investor Relations & Corporate Development, www.orlamining.com, investor@orlamining.com

CO: Orla Mining Ltd.

CNW 06:00e 10-JUL-24